UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Famous Dave’s of America, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

307068106

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		283,083
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

283,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

283,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,532,615
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,532,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,532,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		57,408
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,532,615
PERSON WITH	9	SOLE DISPOSITIVE POWER

57,408
	10	SHARED DISPOSITIVE POWER

1,532,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,590,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 307068106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,249,532 Shares beneficially owned by KWM is approximately $8,462,263, including brokerage commissions. The aggregate purchase price of the 283,083 Shares beneficially owned by Philotimo is approximately $1,777,174, including brokerage commissions. The aggregate purchase price of the 57,408 Shares beneficially owned by Mr. Kanen is approximately $338,122, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective October 4, 2018, the Board of Directors of the Issuer appointed David Kanen to serve as a director of the Company to fill a vacancy.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,091,926 Shares outstanding as of November 9, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

A.	Philotimo
(a)	As of the close of business on January 17, 2019, Philotimo beneficially owned 283,083 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 283,083
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 283,083

(c)	Philotimo has not entered into any transactions in the Shares of the Issuer during the past sixty days.
5

CUSIP NO. 307068106

B.	KWM
(a)	As of the close of business on January 17, 2019, KWM beneficially owned 1,249,532 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 283,083 Shares owned by Philotimo.

Percentage: Approximately 16.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,532,615
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,532,615

(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Kanen
(a)	As of the close of business on January 17, 2019, Mr. Kanen directly beneficially owned 57,408 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 1,249,532 Shares owned by KWM and (ii) 283,083 Shares owned by Philotimo.

Percentage: Approximately 17.5%

(b)	1. Sole power to vote or direct vote: 57,408
2. Shared power to vote or direct vote: 1,532,615
3. Sole power to dispose or direct the disposition: 57,408
4. Shared power to dispose or direct the disposition: 1,532,615

(c)	The transactions in the Shares by Mr. Kanen during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

6

CUSIP NO. 307068106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2019

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP
By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

7

CUSIP NO. 307068106

 SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Purchase of Common Stock	975	5.0956	11/20/2018
Sale of Common Stock	725	5.0956	11/20/2018
Client Liquidation	(1,000)	5.1100	11/20/2018
Client Initiated Transfer Out	(11,581)	--	11/20/2018
Purchase of Common Stock	3,368	5.0597	11/29/2018
Purchase of Common Stock	1,332	5.0597	11/29/2018
Purchase of Common Stock	13,157	5.0900	12/03/2018
Purchase of Common Stock	2,640	5.0956	12/03/2018

DAvid L. Kanen

Purchase of Common Stock	1,903	5.0900	12/03/2018